Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Year ended December 31
	2017	2016	2015	2014	2013
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,991	$773	$1,735	$1,216	$1,177
Plus:
Fixed charges exclusive of capitalized interest	200	215	210	278	280
Amortization of capitalized interest	6	5	5	5	4
Adjustments for equity affiliates	8	2	73	5	1
Total	$2,205	$995	$2,023	$1,504	$1,462

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$105	$125	$125	$187	$196
Rentals - portion representative of interest	95	90	85	91	84
Fixed charges exclusive of capitalized interest	$200	$215	$210	$278	$280
Capitalized interest	7	8	9	16	10
Total	$207	$223	$219	$294	$290

Ratio of earnings to fixed charges	10.7	4.5	9.2	5.1	5.0

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations.